FOR IMMEDIATE RELEASE:	May 17, 2010	PR10-08

Atna Resources Reports First Quarter 2010 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN) today reported unaudited financial results for the Company’s first quarter for the period ended March 31, 2010. Unless otherwise designated, all amounts are in U.S. dollars.

First Quarter 2010 Highlights:

•	Revenue from gold sales totaled $6.1 million, based on the sale of 5,465 ounces at an average price of $1,106 per ounce.
•	Gold mined at Briggs totaled 9,647 ounces, 25 percent above plan. Gold contained in ores placed on the leach pad exceeded plan by 34 percent.
•	Gold doré production at Briggs totaled 6,031 ounces, six percent below plan due to timing of gold pours.
•	Cash cost of production was $892 per ounce, marginally below budget.
•	Estimated recoverable gold inventory at quarter end was 11,400 ounces in all stages of process, an increase of 3,100 ounces from year end.
•
In February 2010, the Nevada Department of Environmental Protection issued a Reclamation Permit for the Reward Mine allowing construction to begin. In April 2010, the Department approved a plan to phase in bonding requirements reducing initial cash impact on the Company

•	An experienced Project Manager was retained for the Reward Mine project and initial development activities have commenced.
•
In March 2010, Atna declared a measured and indicated gold mineral resource containing 73,490 ounces and an inferred gold mineral resource containing 99,390 ounces at the Cecil R project located adjacent to the Briggs Mine in California.

Financial Results:

For the first quarter ended March 31, 2010, cash and cash equivalents were $8.8 million, a decrease of $4.2 million from December 31, 2009. The net decrease was due primarily to the following:

•
$2.1 million of cash was used in gold inventory build, corporate overhead, exploration, and interest payments, partially offset by cash received in a legal settlement and option payments from joint venture partners.

•	$0.8 million of net cash used in capital spending at Briggs.
•	$1.3 million of cash used in principal payments for capital leases and the gold bond.

For the three months ended March 31, 2010, Atna recorded a net loss of $1.9 million, or a basic loss per share of $0.02, on revenues of $6.1 million. This compares to a net loss of $1.0 million, or a basic loss per share of $0.01, on revenues of zero for the three months ended March 31, 2009.

Briggs Mine, California

Briggs enjoyed a strong quarter of production with both ore mining and crushing exceeding plan. Total ore tons mined exceeded budget by 16 percent and crushed ore tons exceeded budget by 10 percent.  Approximately 1,200 ounces of gold mined was contained in previously designated waste blocks and were not previously included in ore reserve. The unit cash cost of gold production was marginally lower than anticipated for the first quarter at $892 per ounce versus a budget of $902 per ounce. The Briggs Mine site is now fully staffed and all planned production units are operating. There was no lost time injury accidents reported at Briggs for the quarter.

Target production for 2010 at Briggs is 36,000 to 40,000 ounces of gold at an average unit cash cost of production in the range of $600 to $650 per ounce of gold. Improvement in productivity and cost containment is the primary focus of operations in 2010.

A drilling program at Briggs is planned for third quarter 2010. The program will target extensions to the previously announced Briggs deep zone located beneath the existing Briggs main pit as well as extensions to the deposit where ore has been found during current mining operations but were not shown in the existing ore reserve models due to a lack of drill information.

Briggs Satellite Projects

The Cecil R satellite project is located four miles north of the Briggs Mine proximal to the mine access road. An initial NI 43-101 compliant mineral resource estimate and technical report for Cecil R was completed in March 2010. The resource estimate for Cecil R includes a measured and indicated gold mineral resource containing 73,490 ounces and an inferred gold mineral resource containing 99,390 ounces using a cutoff grade of 0.01 ounce per ton. Cecil R represents a potential ore source to expand the life of operations in the Briggs district. A Preliminary Economic Evaluation for the Cecil R project is planned for completion in the third quarter 2010. Bottle roll and column gold recovery testwork is presently being conducted using drill cuttings from prior programs.

Reward Mine Project, Nevada

Current development activities include the completion of design engineering, development of contractor bid packages, and initial infrastructure development. Infrastructure development includes access road improvements, fencing, and placement of orders for long lead-time items, power line and water supply development. Anticipated cost for this phase of work will be approximately $3.0 million.

Many of the drillholes on the eastern flank of the Reward mineral resource model terminate in or contain ore grade mineralization indicating a probable extension to the mineral resource.  A drilling program is planned to test this potential extension in September 2010.

The State of Nevada has approved a plan to phase-in the environmental and closure bonds for Reward. The initial bonding requirements for initial development activities are approximately $0.9 million. A second bond of approximately $0.9 million must be posted prior to the commencement of facilities construction and a final bond must be posted prior to commencement of leach pad operations sometime in 2011. The total cost for reclamation and closure bonds is approximately $5.9 million.

The Reward operation is expected to produce approximately 139,000 ounces of gold over a four year mine life at estimated average cash cost of $435 per ounce of gold produced.

Pinson Mine Project, Nevada

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is operated as a joint venture with Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold Corporation. Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent and manages the project.

PMC has completed an in-house review of the project for both underground and open pit mining potential. They are currently reviewing their strategic options in regards to the project, which may include sale of their interest. Should they decide to sell their interest, Atna retains a right of first refusal to match any offer within 60 days of that offer being presented to Atna. Atna’s share of the 2010 operating budget for the Pinson project is $0.3 million, which includes ongoing underground pumping and maintenance operations. No change in project status occurred in the first quarter.

In January 2010, Atna acquired a 1.5 percent net smelter return royalty (“NSR”) pertaining to approximately four sections of land within the area of interest of the Pinson Mine project. This interest was acquired from Barrick Turquoise Ridge Inc., a subsidiary of Barrick Gold. One of these sections contains gold resources previously announced by Atna. Barrick acquired the royalty in its merger of Placer Dome in 2006 and this royalty interest was covered under the area of mutual interest clause within the Mining Venture Agreement.

Columbia Gold Property, Montana

Activities at Columbia during the first quarter 2010 included water sampling and analysis to set baseline water quality standards. Additional work continued on the completion of a Preliminary Economic Assessment, which is scheduled for completion in the second quarter 2010. The mineral resource model is currently being upgraded to include structural and other geologic information to be used in designing a metallurgical drilling program for the project.

Conference Call:

Management will host a conference call on Tuesday, May 18, 2010, at 11:00 a. m. EDT to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID #75824718.

A replay of the first quarter call will be available through midnight EDT May 20, 2010 by dialing (800) 642-1687 or (706) 645-9291, reference conference ID #75824718.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from Atna or found online at www.sec.gov.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, Canadian GAAP basis)
(Unaudited)

	March 31,	December 31,
BALANCE SHEETS	2010	2009
ASSETS
Current assets	$20,137,300	$21,331,700
Non-current assets	58,565,800	58,525,600
Total assets	78,703,100	79,857,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	11,280,300	9,679,500
Notes payable - long term	10,300	837,200
Gold bonds, net of discount	9,109,200	9,857,400
Other non-current liabilities	6,250,500	5,445,800
Shareholders' equity	52,052,800	54,037,400
Total liabilities and shareholders’ equity	$78,703,100	$79,857,300

	Three Months Ended
	March 31,
STATEMENTS OF OPERATIONS	2010	2009
Revenues	$6,086,700	$-
Cost of sales	6,116,500	-
Depreciation	26,100	33,700
General and administrative	1,037,900	782,800
Exploration	342,900	488,600
Other expense (income), net	415,600	(272,300)
Net loss	(1,852,300)	(1,032,800)
Comprehensive (loss) income	(2,069,800)	(1,052,800)
Basic (loss) income per share	$(0.02)	$(0.01)
Basic weighted-average shares outstanding	83,307,478	83,291,133

STATEMENTS OF CASH FLOWS
Cash and cash equivalents, beginning of the period	$13,060,300	$16,707,300
Net cash used in operating activities	(2,105,800)	(2,787,600)
Net cash used in investing activities	(788,200)	(4,835,900)
Net cash used in financing activities	(1,333,800)	(181,000)
Effect of exchange rate changes on cash	15,000	(2,000)
Cash and cash equivalents, end of the period	$8,847,500	$8,900,800